SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  ------------

                                    FORM 6-K
                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                              DATED August 5, 2003
                                  ------------

                        Commission File Number: 001-14666

                                  ------------

                            ISPAT INTERNATIONAL N.V.
             (Exact name of registrant as specified in its Charter)
                                  ------------

                             15th Floor, Hofplein 20
                                3032 AC Rotterdam
                                 The Netherlands
              (Address of registrant's principal executive offices)
                                  ------------


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                  Form 20-F  X           Form 40-F
                            ---                   ---

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                  Yes                    No  X
                      ---                   ---

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                  Yes                    No  X
                      ---                   ---

         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                  Yes                    No  X
                      ---                   ---

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A
                                                  ----

                                      INDEX



Press Release of Ispat International N.V., dated August 5, 2003, regarding financial results of Ispat International N.V. for the second quarter of 2003.

                  [ISPAT INTERNATIONAL N.V.] [GRAPHIC OMITTED]

                        [NEWS RELEASE] [GRAPHIC OMITTED]

For Immediate Release: Rotterdam, August 5, 2003

                        Ispat International N.V. Reports
                           Second Quarter 2003 Results

Ispat International N.V., (NYSE: IST US; AEX: IST NA), today reported a net income of $14 million or 11 cents per share for the second quarter of 2003 as compared to a net income of $11 million or 9 cents per share for the second quarter of 2002.

Consolidated sales(1) and operating income for the second quarter were $1.4 billion and $58 million, respectively, as compared to $1.2 billion and $30 million, respectively, for the second quarter of 2002. The Company's steel shipments reduced by 2% to just under 4 million tons, as compared to 4.1 million tons shipped in the same period last year.

Debt at the end of second quarter was $2.3 billion. Capital expenditure for second quarter of 2003 was $37 million. At June 30, 2003 the Company's consolidated cash, cash equivalents and short-term liquid investments totaled $65 million. The Company also had approximately $305 million available to it under various undrawn lines of credit and bank credit arrangements(2).

Ispat International N.V. is one of the world's largest steel producers, with major steel-making operations in the United States, Canada, Mexico, Trinidad, Germany and France. The Company produces a broad range of flat and long products with the majority of its sales in North American Free Trade Agreement (NAFTA) participating countries and the European Union (EU) countries. Ispat International is a member of The LNM Group.


This news release contains forward-looking statements that involve a number of risks and uncertainties. These statements are based on current expectations whereas actual results may differ. Among the factors that could cause actual results to differ are the risk factors listed in the Company's most recent SEC filings.


For further information, visit our web site: http://www.ispat.com, or call:

Ispat International Limited                 Citigate Dewe Rogerson              Merlin Financial
T.N. Ramaswamy                              John McInerney                      Tim Blythe
Director, Finance                           Investor Relations                  Managing Director
+ 44 20 7543 1174/+31 10 282 9471           + 1 212 419 4219                    +44 20 7606 1244

----------------------------------
1 Sales include freight and handling costs and fees as per EITF Issue No.
  00-10.

2 Corresponding exercisable limits are lower, which are based on the level of inventory/receivable

                   CONSOLIDATED BALANCE SHEETS UNDER U.S. GAAP

                                                                As at
                                                         June 30,   December 31,
In millions of U.S. Dollars                                2003        2002
                                                       (Unaudited)   (Audited)
ASSETS
Current Assets
   Cash and cash equivalents, including
      short term investments                                    65         77
   Trade accounts receivable - net                             548        529
   Inventories                                                 912        873
   Prepaid expenses and other                                   90         95
   Deferred tax assets                                          51         38
                                                       -----------   --------
   Total Current Assets                                      1,666      1,612

Property, plant and equipment - net                          3,050      3,035
Investments in affiliates and Joint Ventures                   260        257
Deferred tax assets                                            444        438
Intangible pension assets                                       85         84
Other assets                                                    83         86
                                                       -----------   --------
Total Assets                                                 5,588      5,512
                                                       ===========   ========

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
   Payable to banks                                            138        137
   Current portion of long term debt                           130        125
   Trade accounts payable                                      565        607
   Accrued expenses and other current liabilities              385        377
   Deferred tax liabilities                                     29         28
                                                       -----------   --------
   Total Current Liabilities                                 1,247      1,274

Long term debt                                               1,984      2,022
Deferred tax liabilities                                        84         69
Deferred employee benefits                                   1,916      1,881
Other long term obligations                                    134        138
                                                       -----------   --------
Total Liabilities                                            5,365      5,384
Shareholders' equity
   Common shares                                                 7          7
   Additional paid-in capital                                  475        484
   Retained earnings                                           199        141
   Cumulative other comprehensive income                     (458)      (504)
                                                       -----------   --------
Total Shareholders' equity                                     223        128
                                                       -----------   --------
Total Liabilities and Shareholders' Equity                   5,588      5,512
                                                       ===========   ========

                        CONSOLIDATED UNAUDITED FINANCIAL
                      & OTHER INFORMATION AS PER U.S. GAAP

                                                                            For the Second                   For the Six
                                                                             Quarter Ended                  Months Ended
                                                                               June 30,                        June 30,

In millions of U.S. Dollars, except share, per share                          2003          2002             2003        2002
and operational data

Statement of Income Data
Sales                                                                       $1,410        $1,237           $2,738      $2,302
Costs and expenses:
   Cost of sales (exclusive of depreciation shown separately)                1,263         1,126            2,430       2,123
   Depreciation                                                                 46            44               91          87
   Selling, general and administrative expenses                                 43            37               84          71
                                                                       ------------ -------------     ------------ -----------
                                                                             1,352         1,207            2,605       2,281
Operating income (loss)                                                         58            30              133          21
Operating margin                                                              4.1%          2.4%             4.9%        0.9%
Other income (expense) - net                                                     -            21               20          34
Financing costs:
   Interest (expense)                                                         (41)          (55)             (85)       (102)
   Interest income                                                               4             1                7           2
   Net gain (loss) from foreign exchange                                       (8)            19              (2)          16
                                                                       ------------ -------------     ------------ -----------
                                                                              (45)          (35)             (80)        (84)
Income (loss) before taxes                                                      13            16               73        (29)
Income tax expense (benefit):
   Current                                                                       5            12                9          14
   Deferred                                                                    (6)           (7)              (3)        (15)
                                                                       ------------ -------------     ------------ -----------
                                                                               (1)            5                 6         (1)
Net income (loss) before extraordinary income                                   14            11               67        (28)
   Cumulative effect of change in accounting principle(1)                        -             -              (2)          -
                                                                       ------------ -------------     ------------ -----------
Net income (loss)                                                               14            11               65        (28)
                                                                       ------------ -------------     ------------ -----------
Basic and diluted earnings per common share                                   0.11          0.09             0.52      (0.23)
Weighted average common shares outstanding (in millions)                       122           123              122         123

Other Data
Total shipments of steel products (thousands of tons)(2)                     3,960         4,052            7,792       7,387


-----------------------------
1 Net impact due to adoption of SFAS 143 related to asset retirement obligation at Minorca Mine as explained later

2 Total shipments include inter-company shipments

        CONSOLIDATED UNAUDITED STATEMENTS OF CASH FLOWS AS PER U.S. GAAP

                                                                                 For the Second                For the Six
                                                                                 Quarter Ended                 Months Ended
                                                                                   June 30,                      June 30,

In millions of U.S. Dollars                                                   2003          2002             2003         2002
Operating activities:
Net income/(loss) before change in accounting principle                        $14           $11              $67       $(28)
  Cumulative effect of change in accounting principle                            -             -              (2)           -
Net income/(loss)                                                               14            11               65        (28)
Adjustments required to reconcile net income to net cash
provided from operations:
   Depreciation                                                                 46            44               91          87
   Deferred employee benefit costs                                               6          (53)               12        (53)
   Net foreign exchange loss (gain)                                              5          (14)                1        (15)
   Deferred income tax                                                         (5)           (8)              (2)        (17)
   Undistributed earnings from joint ventures                                  (4)             8             (19)           8
   Other                                                                         6           (2)                1         (7)
Changes in operating assets and liabilities, net of effects
from purchases of subsidiaries:
   Trade accounts receivable                                                  (30)            10              (7)        (53)
   Inventories                                                                  24           (5)              (2)          71
   Prepaid expenses and other                                                    1            16             (31)          28
   Trade accounts payable                                                     (45)             -             (64)          25
   Accrued expenses and other liabilities                                       24            42               28          51
------------------------------------------------------------------------------------------------------------------------------
Net cash provided (used) by operating activities                                42            49               73          97
------------------------------------------------------------------------------------------------------------------------------
Investing activities:
   Purchase of property, plant and equipment                                  (37)          (18)             (56)        (32)
   Proceeds from sale of property, plant and equipment                           -             -                -           1
   Proceeds from sale of investments including affiliates and joint
   ventures                                                                      -             -               18           4
   Investments in affiliates and joint ventures                                  3           (7)               14         (4)
   Other                                                                         -             2                -           2
------------------------------------------------------------------------------------------------------------------------------
Net cash provided (used) by investing activities                              (34)          (23)             (24)        (29)
------------------------------------------------------------------------------------------------------------------------------
Financing activities:
   Proceeds from payable to banks                                              955           558            1,671         975
   Proceeds from long-term debt                                                  6             3               44         117
   Payments of payable to banks                                              (896)         (557)          (1,638)       (999)
   Payments of long-term debt                                                 (73)          (29)            (131)       (168)
   Purchase of treasury stock                                                  (7)             -              (9)           -
   Sale of treasury stock                                                        -             1                -           2
------------------------------------------------------------------------------------------------------------------------------
Net cash provided (used) by financing activities                              (15)          (24)             (63)        (73)
------------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash and cash equivalents                           (7)             2             (14)         (5)
Effect of exchange rate changes on cash                                          1             7                2           8
Cash and cash equivalent:
   At the beginning of the period                                               71            79               77          85
   At the end of the period                                                     65            88               65          88

            Analysis of Results of Operations and Financial Condition

This is not Management Discussion and Analysis (MD&A). The MD&A, as an annual document is filed as part of the Company's annual report (Form 20-F) under Item 5 - Operating and Financial Review and Prospects.

The summary consolidated financial and other information, including accounts of Ispat International N.V. and its consolidating subsidiaries are prepared in accordance with U.S. GAAP. All material inter-company balances and transactions have been eliminated. Quantitative information on total shipments of steel products includes inter-company shipments.

All references to 'Sales' include freight and handling costs and fees as per EITF Issue No. 00-10. EITF 00-10 requires that all shipping and handling fees and costs billed to customers are included in sales and in cost of sales. Accordingly, this accounting treatment does not have any impact on the earnings of Ispat International.

All references to 'Net Sales' exclude freight and handling costs and fees. Management uses "Net Sales" to manage the business which is based on net realizations from sales transactions. Management believes that "Net Sales" reflects a true underlying commercial reality of the sales performance. All analysis presented in this earnings release is analyzed using "Net Sales".

The term 'ton' as discussed herein refers to short ton and the term 'tonne' used herein refers to metric tonne. All references to iron ore pellets, direct reduced iron ('DRI') and scrap are in tonnes, and all references to steel products are in tons. The term 'steel products' as used herein refers to semi-finished and finished steel products and excludes DRI.

All references to 'Ispat International' are to 'Ispat International N.V.'; to 'Ispat Inland' are to Ispat Inland Inc.; to 'Imexsa' or 'Ispat Mexicana' are to Ispat Mexicana, S.A. de C.V.; to 'Ispat Sidbec' are to Ispat Sidbec Inc.; to 'Caribbean Ispat' are to Caribbean Ispat Limited; to 'Ispat Europe Group' are collectively to Ispat Hamburger Stahlwerke GmbH ('IHSW'), Ispat Stahlwerk Ruhrort GmbH ('ISRG'), Ispat Walzdraht Hochfeld GmbH ('IWHG'), Ispat Unimetal S.A., Trefileurope S.A. and SMR SNC.

The Company has made, and may continue to make, various forward-looking statements with respect to its financial position, business strategy, projected costs, projected savings, and plans and objectives of management. Such forward-looking statements are identified by the use of the forward-looking words or phrases such as 'anticipates', 'intends', 'expects', 'plans', 'believes', 'estimates', or words or phrases of similar import. These forward-looking statements are subject to numerous assumptions, risks and uncertainties, and the statements looking forward beyond 2003 are subject to greater uncertainty because of the increased likelihood of changes in underlying factors and assumptions. Actual results could differ materially from those anticipated in the forward-looking statements.

              Second Quarter 2003 Compared with Second Quarter 2002

Results of Operations

Sales
Sales increased by 14% to $1,410 million (Second Quarter 2002: $1,237 million) largely due to recovery of prices from the depressed levels of last year and diversifying shipments to China for improved price realization.

Total steel shipments marginally decreased by 2% to 4.0 million tons from 4.1 million tons. Net Sales(1) went up from $1,168 million to $1,348 million, an increase of 15%. Net sales increased primarily due to higher average selling prices by 13%.

The following table gives a summary of stand-alone numbers for net sales of certain subsidiaries.

Subsidiary                 Net Sales(2)                              Changes in
                        Q2 2003      Q2 2002    Net Sales      Shipment      Selling Price
                       $ Million    $ Million      %              %              %

Ispat Inland               543          568       (4)           (8)              4
Ispat Mexicana             242          165       47            19              28
Ispat Sidbec               145          139        4             1              (8)*
Caribbean Ispat - Steel     56           44       27             3              25
Caribbean Ispat - DRI       35           32        9            (4)             15
Ispat Europe Group         347          283       23           (13)             10*


* For Ispat Sidbec and Ispat Europe Group Change in Net Selling Price are shown in C$ and Euro respectively.

Ispat Inland's net sales declined by 4%. This was primarily due to lower shipments by 8% reflecting higher levels of customer inventories and re-entry of previously idled capacity. Volume decreases in cold rolled, coated and bar products were partially offset by an increase in hot rolled products. Average selling prices at Ispat Inland increased by 4% primarily due to increase in contract prices at the beginning of this year.

Ispat Mexicana achieved a 47% increase in net sales through improvements in price and volumes. Average price realizations increased by 28% due to recovery of prices from the depressed levels of last year and strong demand in Asia. Ispat Mexicana's sales showed a lower reliance on the US market and increased shipments to Asia and Europe.

Ispat Sidbec achieved a 4% sales growth in US dollar terms. If we exclude the 10% appreciation of Canadian Dollar, net sales declined by 6% in the second quarter compared to last year. Both Flat products and Long products shipments declined due to weak demand and build up of inventory at customers. The wire rod market in 2003 in particular was weaker compared to last year. In addition, the combined effect of a strong Canadian $ and US anti-dumping duties restricted Ispat Sidbec's ability to compete in the US market.

------------------------
1 Net Sales exclude freight and handling costs and fees charged to customers.
  Sales for the second quarter 2003 and 2002 included an amount of $62 million and $69 million respectively for freight and handling costs and fees billed to customers.

2 Net Sales numbers are stand-alone numbers for certain operating subsidiaries and include inter-company shipments.

Sales of slabs and billets helped to compensate the weakness in finished products shipments. Ispat Sidbec sold close to 65,000 tons of those products in the second quarter of 2003 compared to approximately 9,000 tons last year for the same period.

Caribbean Ispat achieved a 22% increase in net sales largely through price increases. DRI sales realized 15% price increases which were partly offset by a 4% fall in shipments. Shipments of DRI were lower due to certain shipping delays. Wire rods achieved a price increase of 25% mainly as a result of reduction of shipments to the US market, from 55% in 2002 to14% in 2003, and higher price realization from the non-US shipments. In 2002, shipments to the US were levied an 11.4% duty which reduced the average price realizations.

Billet sales volumes more than doubled to 64,000 tons mainly from exports. Price realizations also increased significantly. These increases were due to improved market conditions for billets and Caribbean Ispat's on-going efforts to improve geographical distribution of its products.

Net sales at Ispat Europe increased by 23% in US$ terms. The Euro gained against the US$ by around 24% in the second quarter of 2003 compared to the same period in 2002. Actually therefore, sales decreased by 2% net of exchange differences.

Shipments were lower by 13% due to a weak European economy. Average price realization improved in Germany and to a lesser extent at Ispat Unimetal, partly in response to higher scrap prices. Shipments were lower due to sluggish demand for wire rods and downstream activities.

Costs
Cost of sales per ton increased by 11% in the second quarter of 2003 compared to the same period last year. Iron ore prices have increased by approximately 10% and natural gas prices significantly increased in second quarter of 2003 compared to 2002. The freight market was particularly strong in the second quarter which led to significantly higher freight costs, particularly at Caribbean Ispat. Lastly, the strength of the Canadian $ and Euro against the US$ increased costs in US$ terms by around 3% at Ispat Sidbec and by 9% at Ispat Europe, arising from currency translation.

At Ispat Inland, average cost of sales per ton increased by 10% mainly due to higher natural gas costs, which increased by over 100%. In addition scrap prices were 23% higher compared to the same period last year. Costs also increased due to an increase in the volume of purchased semi-finished products resulting from the deteriorating condition of the Blast Furnace No.7.

Ispat Mexicana's cost of sales per ton increased by 14% due to 29% increase in electricity prices and increase in natural gas prices by 7%.

Ispat Sidbec's cost of sales per ton increased by 13% due to natural gas prices increases of 41% while metallics costs increased by 29%. There were also increases in wage and employee benefit costs following a new labor agreement effective February 2003. A weakening of the US$ by around 10% affected cost in US$ terms.

Cost of sales per ton at Caribbean Ispat increased by 3% primarily due to lower production of DRI and higher ore cost.

Ispat Europe's cost of sales per ton increased by 33% in US Dollar terms. Excluding currency movement, cost increased by approximately 9% primarily due to higher prices for scrap, DRI and energy.

Gross Profit(1) and Operating Income
The Company's financial performance improved in both Gross Profit (Sales less Cost of Sales, exclusive of depreciation) and Operating Income as a result of improvements in sales prices as well as benefits of our continuous cost reduction efforts, offset in part by increases in raw material, energy, transportation and employment costs as discussed above.

Gross profit increased by 33% compared to second quarter of 2002 and gross margins improved to 10.9% (Second Quarter 2002: 9.4%). This improvement has been largely due to higher price realizations discussed above.

Operating income improved significantly and operating income margins in the second quarter of 2003 increased to 4.3% (Second Quarter 2002: 2.6%). Increased operating income in the second quarter from Caribbean Ispat, Ispat Mexicana and Ispat Europe was offset by the reduced levels at Ispat Sidbec and losses at Ispat Inland compared to the second quarter of 2002.

SG&A expenses increased as a result of the weaker US$ compared to the Euro and increased shipments at Ispat Mexicana. At all other subsidiaries, SG&A expenses continued to be pushed downwards in local currency terms.

The comparative stand-alone numbers of Gross Profit Margin at the Company's principal operating subsidiaries were as follows:

Subsidiary                          Gross Profit Margin
                                           (%)
                               Q2 2003              Q2 2002
                               -------              -------
Ispat Inland                      3.1                  8.8
Ispat Mexicana                   20.9                 11.7
Ispat Sidbec                      2.2                 11.1
Caribbean Ispat                  22.4                 10.3
Ispat Europe Group               11.5                 10.6

Comparative stand-alone numbers of Operating Income and Operating Margin at the Company's principal operating subsidiaries were as follows:

Subsidiary                 Operating Income        Operating Margin
                               $ Million                  (%)
                            2003        2002        2003       2002
                            ----        ----        ----       ----
Ispat Inland               (14.2)       18.2       (2.6)        3.2
Ispat Mexicana              40.3        10.3       16.6         6.2
Ispat Sidbec                (5.5)        7.1       (3.8)        5.1
Caribbean Ispat             14.4         1.5       15.5         1.9
Ispat Europe Group          15.3         9.7        4.4         3.4

--------------------
1 Management believes that gross profit provides useful management information as it is a measure of profit margins over cost of sales.

Other income and expense reduced to Nil from $21 million. Other income in the second quarter of 2002 included a $13 million gain on repurchase of debt at discount.

Financing Costs
Net interest expense (Interest expenses less interest income) reduced by $17 million or 31% compared to second quarter of 2002. The decrease in interest expense was primarily due to the savings in interest cost on floating rate debt due to a fall in LIBOR, and reduction of debt. Interest hedging cost also declined this quarter. In addition, there were debt restructuring costs in relation to Ispat Mexicana in the second quarter of 2002 of $3.6 million which are absent this year.

Income Tax
The Company recorded a current tax expense of $5 million (Second quarter 2002:
$12 million) and deferred tax benefit of $6 million in 2003 (Second quarter 2002: benefit of $7 million). In 2002 current tax expenses were higher mainly because Ispat Mexicana was required to make certain tax payments as a result of the 1999 Tax Reforms of the Mexican Tax Code's Consolidation Regime.

Net Income
Net income rose to $14 million in the second quarter of 2003 compared to $11 million in the same quarter of 2002 due to the reasons discussed above.

Financial Condition

During the second quarter $26 million was added to the working capital primarily due to increase in receivables due to higher sales but without a corresponding increase in days sales outstanding and reduction in accounts payable by $45 million. These outflows were offset in part by lower inventory.

Capital expenditure during the second quarter of 2003 was $37 million compared to $18 million in 2002. Capital expenditure includes $17 million on account of Blast Furnace #7 reline at Ispat Inland in the second quarter of 2003.

As at June 30, 2003 the Company's cash and cash equivalents were $65 million ($77 million at December 31, 2002).

In addition, the Company's operating subsidiaries had available borrowing capacity under their various credit lines, including receivable factoring and securitization facilities of $305 million ($308 million at December 31, 2002). Ispat Inland increased its accounts receivable facility by $20 million and replaced its $120 million inventory facility with a $260 million ($170 million, net of reserves, at June 30, 2003) committed facility with General Electric Capital Corporation. The following table gives the details of working capital credit facilities at various units:

Subsidiary                        Limit                  Utilization             Availability(1)
($ Millions)             Jun-2003      Dec-2002     Jun-2003     Dec-2002     Jun-2003     Dec-2002
                         --------      --------     --------     --------     --------     --------
Ispat Inland                374          294           296          234          78           60
Ispat Sidbec                124          111           31           13           93           98
Caribbean Ispat             55            57           52           57            3            -
Ispat Europe                70            66           52           41           18           25

In addition to the credit facilities listed above, certain of the Company's European subsidiaries were parties to Receivable factoring and securitization facilities as per the following details:

Subsidiary                         Limit                   Utilization             Availability
($ Millions)             Jun-2003       Dec-2002      Jun-2003     Dec-2002    Jun-2003     Dec-2002
                         --------       --------      --------     --------    --------     --------
Ispat Europe -              240           257            139         132          101         125
Receivables factoring

-------------------------
1 Corresponding exercisable limits are lower, which are based on the level of inventory/receivable.

The Company's total external debt, both long and short term, was $2,252 million. The corresponding amount as at December 31, 2002 was $2,284 million. The following table gives details of external borrowings at our main subsidiaries:

Subsidiary                Long Term      Payable to      Current portion           Total Debt
                          Debt (LTD)        Bank              of LTD
($ Millions)             Jun-   Dec-     Jun-       Dec-     Jun-      Dec-       Jun-       Dec-
                         2003   2002     2003       2002     2003      2002       2003       2002
                         ----   ----     ----       ----     ----      ----       ----       ----
Ispat Inland           1,121    1,086     19          9         8         7       1,148     1,102
Ispat Mexicana           402      428      -          -        25        15         427       443
Ispat Sidbec-            236      236      8         13        55        54         299       303
Caribbean Ispat           91      106     52         57        31        29         174       192
Ispat Europe             126      131     52         41         1         4         179       176


During the quarter the company purchased 1,750,000 of its own shares at an average price of $4.00 per share from the market under the earlier announced share buy back program.

Recent Developments

In July 2003, Ispat Sidbec concluded a one year rollover of its $100 million working capital revolving credit facility with General Electric Capital Canada, Inc.

Caribbean Ispat raised approximately $16 million in July 2003 through a local currency commercial paper program and the proceeds were used to repay an outstanding balance to Trinidad & Tobago Electricity Commission. The amount is repayable in 15 equal monthly installments together with interest at 8.5%.

In July 2003, Ispat Inland reached an agreement with the Pension Benefit Guaranty Corporation ("PBGC") regarding alternative security for a maturing letter of credit. The letter of credit of $160 million issued in July 1998 was allowed to expire, and in its place, Ispat Inland agreed to fund $160 million to its pension plan over the next several years. The first $50 million was paid in cash in July with $82.5 million to be contributed in 2004 and $27.5 million in 2005. The PBGC also received a pledge of $160 million of First Mortgage Bonds as security until the remaining $110 million has been contributed to the pension plan and certain tests have been met.

A strike has been called at Ispat Mexicana from August 1, 2003. Ispat Mexicana has a common workers' union and a common collective labor agreement with three other companies. The strike is the result of a disagreement between the union and one of the other three companies. The company in disagreement with the workers' union is not related to Ispat Mexicana or any other subsidiary of Ispat International. We are currently unable to assess the likely duration and consequently the likely financial impact of this strike.

Outlook for the third quarter of 2003

The US economy is showing some signs of improvement however the steel consuming sectors have yet to show any distinct upturn. The third quarter also has seasonally slower demand which would affect volumes. The reline of the Blast Furnace No.7 could also affect shipments. However, the pressure on pricing in the spot market seems to be easing and average selling prices should remain at similar levels to the second quarter. Selling prices of slabs contracted for supply from Ispat Mexicana in the third quarter are lower due to the decline in global steel prices but volumes remain uncertain due to the current strike. Caribbean Ispat should see improved sales volumes but selling prices of wire rods may decline slightly. Volumes at our European subsidiaries are likely to be lower due to a seasonally weaker third quarter; however, selling prices should remain the same.

In the third quarter, we expect to see marginal decreases in shipments at Ispat Sidbec, Ispat Europe and Ispat Inland Flat Products. We expect shipments to increase at Ispat Inland Bar Products and Caribbean Ispat. Prices are expected to remain roughly at current levels.

Real consumption of steel in the European Union is expected to fall again this year by 0.4% due to a softer economy in Europe. The anticipated recovery in the second half of 2003 may not occur.

We expect natural gas prices to ease in the second half of 2003. Scrap prices are expected to be volatile due to a strong Chinese demand.

The reline of Ispat Inland's Blast Furnace No.7 has started and is progressing on schedule.

Overall, we expect the third quarter to be a difficult quarter with earnings lower than the second quarter. Current market fundamentals however point to a recovery in the fourth quarter in North America, when we should also begin to realize the benefits of the relined Blast Furnace.

                  First Half 2003 Compared with First Half 2002

Results of Operations

Sales
Net sales during the first half of 2003 increased by 20% to $2,617. This was due to a 5% increase in shipments to 7.8 million tons (First Half 2002: 7.4 million tons) combined with increase in average price realization of around 12%. Both these factors along with a shift in mix to higher value products led to an overall increase in sales over 2002.

The following table gives a summary of stand-alone sales numbers for the principal operating subsidiaries for the six months ended June 30, 2003 and the same period in 2002:

Subsidiary                    Net Sales(1)                  Changes in
                            2003      2002     Net Sales  Shipment Selling Price
                            ----      ----     ---------  -------- -------------
                          $ Million $ Million       %         %          %

Ispat Inland                1,079       1,080        0       (9)         9
Ispat Mexicana                436         254       72       50         22
Ispat Sidbec                  281         253       11        3         0*
Caribbean Ispat - Steel       114          81       41       22         17
Caribbean Ispat - DRI          71          70        2       (9)        11
Ispat Europe Group            681         538       26       (4)        5*

* For Ispat Sidbec and Ispat Europe Group changes in Net Selling Price are shown in C$ and Euro respectively.

Cost
Cost of sales increased by 14% during the first half of 2003 compared to the same period a year ago. The increase is primarily due to higher scrap prices, increased cost of natural gas in the North American market and energy costs across all units.

SG&A during the first half of 2003 increased by $13 million or 18% largely due to the weakening of the US$ against the Euro. Increased shipments at Ispat Mexicana increased the SG&A costs related to shipping and handling. At other units, SG&A expenses were maintained at prior year levels.

Gross Profit(2) and Operating Income
Gross margins improved by 3.6% compared to the first half of 2003. The most significant improvement in margins came from Ispat Mexicana and Caribbean Ispat where margins almost doubled to 17.4% and 21.1% respectively compared to the same period a year ago. With the exception of Ispat Sidbec, gross margins improved across the units due to increase in shipments and improvements in price realizations. Prices at Ispat Mexicana improved by 25% and Caribbean Ispat, DRI prices increased by 11% and steel prices by 17%.

------------------------------
1 Net Sales numbers are stand-alone numbers for certain operating subsidiaries and include inter-company shipments.

2 Management believes that gross profit provides useful management information as it is a measure of profit margins over cost of sales.

Overall operating margin improved significantly to 4.9% during the first half of 2002. This improvement was a direct result of improved gross margins.

The comparative stand-alone numbers of Gross Profit Margin at the Company's principal operating subsidiaries were as follows:

Subsidiary                                          Gross Profit Margin
                                                            (%)
                                                   2003              2002
                                                   ----              ----
Ispat Inland                                        8.6               6.6
Ispat Mexicana                                     17.4               9.1
Ispat Sidbec                                        6.4               9.9
Caribbean Ispat                                    21.1               9.5
Ispat Europe Group                                 10.7              10.3

Comparative stand-alone numbers of Operating Income and Operating Margin at the Company's principal operating subsidiaries were as follows:


Subsidiary                       Operating Income      Operating Margin
                                   $ Million                 (%)
                              2003          2002        2003      2002
                              ----          ----        ----      ----
Ispat Inland                  30.3           9.4         2.8       0.9
Ispat Mexicana                56.1           6.3        12.9       2.5
Ispat Sidbec                   0.9           8.9         0.3       3.5
Caribbean Ispat               26.8           1.5        14.4       1.0
Ispat Europe Group            25.8          17.2         3.8       3.2


Other income (expense)
During the first quarter of 2003, the Company purchased $22 million ($21 million in first quarter of 2002) of its own bonds at discounts from face value. As a result of these purchases, the Company recognized a gain of $13 million ($19 million net of tax in first half of 2002) in other income. In accordance with adoption of Statement of Financial Accounting Standard 145: Rescission of FASB Statements 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections ("SFAS 145") by the Company as of January 1, 2003, gain or loss on extinguishments of debt that was previously classified as an extraordinary item in prior periods was reclassified and included within "other (income) expense, net" on the Company's income statement.

Effect of change in accounting principle:
The Company adopted the provisions of Statement of Financial Accounting Standards 143: Accounting for asset retirement obligations ("SFAS 143") from January 1, 2003. Based on analysis the Company has performed, it has been determined that the only asset for which an asset retirement obligation must be recorded is the Company's Minorca Mine, a subsidiary of Ispat Inland. The impact of adopting SFAS 143 on January 1, 2003 is an increase in assets and liabilities of $4 million and $6 million, respectively. A post-tax charge of $2 million is reflected on the Consolidated Statement of Income as a Cumulative Effect of change in Accounting Principle.

Financing Costs:
Net Interest expense (Interest expenses less interest income) was $78 million compared to $100 million in the first half of 2002. The decrease in interest expense was primarily due to the savings in interest cost on floating rate debt due to a fall in LIBOR, and reduction of debt. In addition, there were debt restructuring costs in relation to Ispat Mexicana in the second quarter of 2002 of $3.6 million which are absent this year.

Income Tax:
The Company recorded a current tax expense of $9 million (expense of $14 million in the first half of 2002) and deferred tax benefit of $3 million in 2003 (benefit of $15 million in the first half of 2002). In 2002 current tax expenses were higher mainly because Ispat Mexicana was required to make certain tax payments as a result of the 1999 Tax Reforms of the Mexican Tax Code's Consolidation Regime

Net Income:
There was a net income of $65 million in the first half of 2003 compared to a net loss of $28 million in the first half of 2002 due to the reasons discussed above.

                                    SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date:   August 5, 2003
                                           ISPAT INTERNATIONAL N.V.


                                           By /s/   Bhikam C. Agarwal
                                              ---------------------------------
                                              Bhikam C. Agarwal
                                              Chief Financial Officer